EXHIBIT 26(d)(xix)

Pruco Life Insurance Company

| Insured |Rider for Policy No.
| |
| |
|_____________________________________ |______________________________________

This contract was reinstated on the date of this rider. But we did not have the facts we needed to satisfy us that the child, ________________________, whose date of birth is January 25, 1973 , was unsurable. Therefore, that child will not be insured under this contract on or after the date of this rider. This will be so even though the contract or an application related to it may refer to the child. This will still be so if you apply to reinstate the contract again in the future and you then refer to the child.

| Rider attached to and made a part of this contract
|
| Pruco Life Insurance Company
|
| By /s/ Isabelle L. Kirchner
| Secretary
|
| Date November 20, 1987 Attest M. Smith
|___________________________________________________
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PLI 75--82
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